UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-5231

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below.

McDONALD’S 401K PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

McDonald’s Corporation

110 North Carpenter Street

Chicago, Illinois 60607

McDONALD’S 401K PLAN

FINANCIAL STATEMENTS

December 31, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the 401k Plan Administrative Committee

    of the McDonald’s 401k Plan

Oak Brook, Illinois

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the McDonald’s 401k Plan (the “Plan”) (formerly the McDonald’s Corporation Profit Sharing and Savings Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the McDonald’s 401k Plan financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

We have served as the Plan's auditor since 2007.

Oak Brook, Illinois

June 25, 2018

1.

McDONALD’S 401K PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2017

(Amounts in thousands)

	Participant- Directed Investments	ESOP
		Allocated Account	Unallocated Account	Total 2017
ASSETS
Investments, at fair value
Cash	$564	$—	$—	$564
US Treasury Securities	27,234	—	—	27,234
Option Contracts	(122)	—	—	(122)
ETF	85,025	—	—	85,025
McDonald’s Corporation common stock	1,130,744	429,309	19,762	1,579,815
Collective funds	1,499,194	9,056	225	1,508,475

Total investments, at fair value	2,742,639	438,365	19,987	3,200,991
Investments, at contract value	391,254	—	—	391,254

Total investments	3,133,893	438,365	19,987	3,592,245
Receivables
Company contributions	1,833	—	—	1,833
Accrued income	743	8	—	751
Other receivables	23	—	—	23
Interfund receivables	37	(37)	—	—
Participant loans	24,951	—	—	24,951

Total receivables	27,587	(29)	—	27,558

Total assets	3,161,480	438,336	19,987	3,619,803
LIABILITIES
Management expenses payable	495	2	—	497
Pending trades due to brokers	649	—	—	649
Accrued interest expense	—	—	71	71
Notes payable	—	—	2,192	2,192
Other liabilities	787	42	—	829

Total liabilities	1,931	44	2,263	4,238

NET ASSETS AVAILABLE FOR BENEFITS	$3,159,549	$438,292	$17,724	$3,615,565

See accompanying notes to financial statements.

2.

McDONALD’S 401K PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2016

(Amounts in thousands)

	Participant Directed- Investments	ESOP
		Allocated Account	Unallocated Account	Total 2016
ASSETS
Investments, at fair value
US Treasury Securities	$18,927	$—	$—	$18,927
Mortgage backed securities	23,184	—	—	23,184
Corporate bonds	12,150	—	—	12,150
Mutual funds	242,101	—	—	242,101
American depository receipts and common stock other than McDonald’s Corporation common stock	213,909	—	—	213,909
McDonald’s Corporation common stock	869,782	339,362	33,757	1,242,901
Collective funds	923,188	4,724	509	928,421

Total investments, at fair value	2,303,241	344,086	34,266	2,681,593
Investments, at contract value	452,319	—	—	452,319

Total investments	2,755,560	344,086	34,266	3,133,912
Receivables
Company contributions	14	—	—	14
Accrued income	968	3	—	971
Pending trades due from brokers	581	—	—	581
Other receivables	68	6	—	74
Interfund receivables	17	(17)	—	—
Participant loans	28,499	—	—	28,499

Total receivables	30,147	(8)	—	30,139

Total assets	2,785,707	344,078	34,266	3,164,051
LIABILITIES
Management expenses payable	587	2	—	589
Pending trades due to brokers	4,412	—	—	4,412
Accrued interest expense	—	—	168	168
Notes payable	—	—	5,142	5,142
Other liabilities	2,120	—	—	2,120

Total liabilities	7,119	2	5,310	12,431

NET ASSETS AVAILABLE FOR BENEFITS	$2,778,588	$344,076	$28,956	$3,151,620

See accompanying notes to financial statements.

3.

McDONALD’S 401K PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2017

(Amounts in thousands)

	Participant- Directed Investments	ESOP
		Allocated Account	Unallocated Account	Total 2017
Additions to net assets attributed to:
Net appreciation in fair value of investments	$573,765	$133,397	$8,020	$715,182
Interest Income	8,080	—	7	8,087
Dividends	27,865	10,023	592	38,480

Net investment income	609,710	143,420	8,619	761,749
Contributions
Company	26,064	6,993	2,416	35,473
Participant	50,970	—	—	50,970
Rollovers	3,638	—	—	3,638

Total contributions	80,672	6,993	2,416	90,081
Interfund transfers-in	19,887	—	—	19,887
Participant loan interest income	1,073	—	—	1,073
Other	185	63	—	248

Total net additions	711,527	150,476	11,035	873,038

Deductions from net assets attributed to:
Benefits paid to terminated participants and withdrawals	327,775	36,282	—	364,057
Management and administrative expenses	2,653	91	—	2,744
Interfund transfers-out	—	19,887	—	19,887
Interest expense	—	—	251	251
Company matching with profit sharing forfeitures	138	—	—	138
Company matching with ESOP shares	—	—	22,016	22,016

Total deductions	330,566	56,260	22,267	409,093

Net increase (decrease)	380,961	94,216	(11,232)	463,945
Net assets available for benefits
Beginning of year	2,778,588	344,076	28,956	3,151,620

End of year	$3,159,549	$438,292	$17,724	$3,615,565

See accompanying notes to financial statements.

4.

McDONALD’S 401K PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 1 - DESCRIPTION OF PLAN

General: The McDonald’s Corporation Profit Sharing and Savings Plan (the Plan) was amended and restated in its entirety as of January 1, 2017 and renamed the McDonald’s 401k Plan.

The Plan is administered by a committee of officers (the Administrative Committee) appointed by the Chief Executive Officer of McDonald’s Corporation (the Company or McDonald’s). Effective January 1, 2016 Fiduciary Counselors oversees the McDonald’s Common Stock Fund and the McDonald’s ESOP Stock Fund under the Plan. Participants should refer to the Summary Plan Description and Prospectus for a complete description and up-to-date information.

Eligibility: In order to participate in the 401(k) feature of the Plan, all eligible employees must be at least 21 years of age, have a valid Social Security number, and be on the U.S. payroll of the Company or a participating employer. For purposes of the eligibility and contribution description below, the term “Company” includes McDonald’s Corporation and all participating employers.

Restaurant management employees and staff employees, (including part-time staff employees) are eligible to make 401(k) contributions, up to 50% of eligible compensation, beginning the first day of the month after completing one full calendar month of employment. Vice Presidents and above, crew employees and interns are eligible to make 401(k) contributions after one year of eligibility service as defined by the Plan document. Restaurant management employees, who are not contributing to the Plan, are enrolled automatically at a 1% contribution level as soon as they have completed one year of service and attained age 21. Matching contributions are provided to eligible employees after one year of eligibility service as defined by the Plan document.

Contributions: Each year, participants may contribute up to 50% of their eligible pre-tax annual compensation, as defined by the Plan subject to Internal Revenue Service (the IRS) annual limits. Highly compensated employees under IRS rules are not able to make 401(k) contributions in their second calendar year of employment until the first of the month on or after they complete one anniversary year with at least 1,000 hours of service under the Plan.

Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions subject to IRS limits, and in addition, may contribute more than 50% if payroll tax and other withholding requirements are met. In accordance with Plan procedures, participants may roll over money into the Plan if it is from a: Qualified Plan, Section 403(b) tax-sheltered annuity plan, Section 457 deferred compensation plan of a state or local government entity, SIMPLE 401(k) plan, Section 403(a) annuity plan, Traditional IRA, SIMPLE IRA with at least two years participation, IRA set up to receive a distribution from an eligible employer plan or Federal thrift plan under section 7701(j).

Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The investment funds under the Plan through January 13, 2017 were the Stable Value Fund, Intermediate Bond Fund, Global Bond Fund, Blended Stock/Bond Fund, Diversified Stock Fund, S&P 500 Index Fund, International Stock Fund, International Stock Index Fund, Real Estate Securities Fund, Small Cap Index Fund, Aggressive Stock Fund, McDonald’s Common Stock Fund, and the McDonald’s ESOP Stock Fund. Effective January 13, 2017, the investment funds under the Plan are the Growth Fund, Income Fund, Inflation Strategy Fund, Capital Preservation Fund (formerly known as the Stable Value Fund), Large Cap Equity Index Fund (formerly known as the S&P 500 Index Fund), Small & Mid Cap Equity Index Fund, International Equity Index Fund (formerly known as the International Stock Index Fund), Bond Index Fund, McDonald’s Common Stock Fund, and the McDonald’s ESOP Stock Fund. No more than 20% of a participant’s future 401(k) contributions may be invested in the McDonald’s Common Stock Fund. There was a blackout period January 13, 2017 through January 18, 2017 as the Plan transitioned to the new funds.

(Continued)
5.

McDONALD’S 401K PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 1 - DESCRIPTION OF PLAN (Continued)

The Company matches (after one year of eligibility service and attainment of age 21) $1 for every $1 of contributions to the Plan, up to a maximum of 6% of eligible compensation (as defined by the Plan). ESOP shares, to the extent available, are used to make matching contributions. Prior to January 1, 2017, the Company matched (after one year of eligibility service and attainment of age 21) 300% of the first 1% of eligible compensation and 100% of the next 4% of eligible compensation.

A “true-up” calculation will be performed at the end of each calendar year and will be posted to participant accounts in January of the following year.

Participant Accounts: Participants can elect, on a daily basis, to have their account balances, as well as future deferrals and Company contributions, invested in 1% increments in one or any combination of the Plan’s investment funds, including Company stock. A participant may change how his/her existing account balance is invested at any time, but a participant may not transfer any amount into and out of the same fund more than two times within any rolling 90-day period. Participants are always able to transfer out of any fund into the Capital Preservation Fund even if they exceed this limit. For participants who are automatically enrolled, all contributions to the plan, both participant and company contributions, are invested in the Income Fund and after 30 days are managed by Guided Choice, a managed account provider, unless the participant makes an investment election.

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution and true-up match (if any) and (b) Plan earnings, and charged with an allocated portion of investment expenses. Allocations are based on participant earnings or account balances as defined in the Plan.

Leveraged Employee Stock Ownership Plan (Leveraged ESOP): In September 1989, the Leveraged ESOP borrowed $200 million and used the proceeds of the loan to purchase 27,826,084 shares of McDonald’s Series B Convertible Preferred Stock. The Preferred shares were redeemed by the Company for Common Stock in 1992 and 1995. In April 1991, the leveraged ESOP borrowed $100 million to purchase 12,075,468 shares of McDonald’s Series C Convertible Preferred Stock, which were redeemed by the Company for Common Stock in 1995.

The Company is required to make sufficient cash contributions to the Plan to pay the principal and interest on the loans. Released ESOP shares are used to make matching Company allocations. The ESOP shares allocated to participant accounts are held by The Northern Trust Company (Northern Trust), the trustee of the Plan (Trustee). The unallocated ESOP shares are also held at Northern Trust as collateral for loans from the Company to the Plan. Unallocated ESOP dividends are invested in an interest-bearing account until the note payment is due. In 1999, the Leveraged ESOP loans were refinanced as discussed in Note 5, so that the last loan payment and allocation of ESOP Common Stock will occur in 2018.

During 2017, 162,519 shares were released from the unallocated ESOP shares with a fair value of approximately $22,016,000.

Vesting: All participants’ accounts under the Plan are 100% vested.

Diversification: All participants can elect to fully diversify all accounts in the Plan.

Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested balance reduced by the participants’ highest outstanding loan balance during the preceding 12-month period. All loans are currently subject to a $75 processing fee. Loan terms range from 12 months up to 4.5 years. Participants may not have more than one loan from the Plan outstanding at any time. The loans are secured by the balance in the participant’s account and bear interest based on the prime rate in effect on the first day of the month in which the loan is requested, plus

(Continued)
6.

McDONALD’S 401K PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 1 - DESCRIPTION OF PLAN (Continued)

1%. Principal and interest are paid ratably through payroll deductions. If a participant terminates with an unpaid loan exceeding $1,000 and does not take a full distribution, the participant has 90 days to pay off the loan in full or elect to use the direct debit feature and continue to make monthly payments for the remaining loan term.

Qualified Domestic Relations Orders (QDROs): QDROs received on or after January 1, 2016 will undergo a QDRO review and will be charged a processing fee of $550 for each QDRO. The $550 fee will be subtracted from the divorced participant’s account unless the QDRO states the fee is to be split between the participant and the alternate payee.

Payment of Benefits: Participants who terminate their employment with the Company and all other companies or entities that are owned or controlled 80% or more by the Company are entitled to receive the balance in their Plan accounts within a reasonable time following their termination. A terminated participant with benefits in excess of $1,000 will not receive a distribution from the Plan until age 70 1⁄2 unless an earlier distribution is elected.

Such accounts will continue to share in the allocation of investment income, and accounts will continue to be invested in accordance with the participant’s investment elections (See Note 1, Contributions). Distributions may be in the form of a lump sum or installment payments or a combination of lump sum and installment payments.

Participants who terminate employment after satisfying the requirements to make deferrals and are subsequently rehired can resume making deferrals as soon as administratively feasible.

Forfeitures: Amounts unclaimed for two years are considered forfeitures. These forfeitures, resulting from unclaimed amounts, are used to make a portion of the Company contribution.

In-Service Withdrawals: Participants 59 1⁄2 or older and terminated participants may withdraw all or any part of their account balances under the Plan at any time. Participants may also withdraw up to 100% of their ESOP, Profit Sharing, Investment Savings, Stock Sharing, and Rollover accounts at any time.

Pass Through Dividend Election: Participants may choose whether dividends earned on shares of McDonald’s common stock will be paid directly to them in cash or reinvested in their accounts in McDonald’s stock.

Voting: Participants may direct the Trustee to vote shares of McDonald’s stock credited to their accounts as well as those shares not voted by other participants and unallocated shares held in the ESOP feature of the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(Continued)
7.

McDONALD’S 401K PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition: Other than fully benefit-responsive investment contracts which are valued at contract value, the Plan’s investments are reported at fair value. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

•	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

•	Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following are descriptions of the valuation methods and assumptions used for investments of the Plan.

Cash: Interest Bearing Cash held at Northern Trust is valued at quoted market prices (level 1 inputs).

U.S. Treasury Securities: Treasury securities are priced by a pricing vendor on the basis of bid or mid evaluations according to a region’s market convention using factors which include but are not limited to market quotations, yields, and maturities. The pricing vendors use proprietary methods to arrive at the evaluated price (level 2). These prices represent the price a dealer would pay for a security (typically in an institutional round lot).

Option Contracts: This asset type includes put and call options on Bonds, Commodities, Equities, Equity Index, Note/Bond Swap Futures, Over-The-Counter (“OTC”) Commodities, OTC Debt, OTC Equity Index and OTC Equity Options. Exchange trade options and futures are priced using an exchange disseminated price at the end of the trading day (Level 1).

Mutual funds: The fair values of mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (level 1 inputs). These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

ETF: An exchange-traded fund that holds assets such as stock, commodities, or bonds and is designed to trade close to its net asset value (Level 1). The fair values of exchange-traded funds are determined by obtaining quoted prices on nationally recognized securities exchanges.

McDonald’s common stock: The fair values of publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

(Continued)
8.

McDONALD’S 401K PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Collective trusts: The fair values of investments in collective trusts are valued as determined by the custodian based on their net asset values and recent transaction prices. The investment objectives and underlying investments of the collective trusts vary, with some holding short term investments for principal preservation, some holding securities of companies in a particular industry sector, some holding short-term and/or medium-term corporate, government and government agency bonds, some holding a blend of asset back securities and corporate bonds. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Mortgage-backed securities: Mortgage-backed securities (MBS) are types of asset-backed securities that are secured by a mortgage, or more commonly a collection (“pool”) of mortgages. The mortgages are sold to a group of individuals (a government agency or investment bank) that “securitizes”, or packages, the loans together into a security that can be sold to investors. The mortgages of MBS may be residential or commercial, depending on whether it is an Agency MBS or a Non-Agency MBS. The structure of an MBS may be known as “pass-through”, where the interest and principal payments from the borrower or homebuyer pass through it to the MBS holder, or it may be more complex, made up of a pool of other MBSs. Other types of MBS include collateralized mortgage obligations (CMO’s, often structured as real estate mortgage investment conduits) and collateralized debt obligations (CDOs). These are classified within level 2 of the fair value hierarchy. Fair value is estimated based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral.

Corporate bonds: Corporate bonds are debt securities issued by corporations and sold to investors and are valued using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are categorized within level 2 of the fair value hierarchy.

American Depository Receipts: The fair values of American Depository Receipts (ADR) is determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

(Continued)
9.

McDONALD’S 401K PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments measured at fair value on a recurring basis as of December 31, 2017 and 2016 are summarized below (amounts in thousands):

	Assets at Fair Value as of December 31, 2017
Investment Type	(Level 1)	(Level 2)	(Level 3)	Total
Cash	$564	$—	$—	$564
US Treasury securities	—	27,234	—	27,234
Option Contracts	–122	—	—	–122
ETF	85,025	—	—	85,025
McDonald’s Corp common stock	1,579,815	—	—	1,579,815

Total assets in the fair value hierarchy	1,665,282	27,234	—	1,692,516
Investments measured at net asset value (a)
Collective Trusts	—	—	—	1,508,475

Investments at fair value	$1,665,282	$27,234	$—	$3,200,991

	Assets at Fair Value as of December 31, 2016
Investment Type	(Level 1)	(Level 2)	(Level 3)	Total
US Treasury securities	$—	$18,927	$—	$18,927
Mortgage backed securities		23,184	—	23,184
Corporate bonds	—	12,150	—	12,150
Mutual Funds	242,101	—	—	242,101
ADR & Common stock, other than
McDonald’s Corp	213,909	—	—	213,909
McDonald’s Corp common stock	1,242,901	—	—	1,242,901

Total assets in the fair value hierarchy	1,698,911	54,261	—	1,753,172
Investments measured at net asset value (a)
Collective Trusts	—	—	—	928,421

Investments at fair value	$1,698,911	$54,261	$—	$2,681,593

(a)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent as a practical expedient) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

(Continued)
10.

McDONALD’S 401K PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Participant Loans: Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Fair Value of Long-Term Debt: The fair value of the Plan’s long-term debt is estimated based on the current rates available to the Plan for debt of the same remaining maturities (level 2). As of December 31, 2017, the estimated fair value and carrying value of the Plan’s long-term debt was $2,312,000 and $2,192,000 respectively. As of December 31, 2016, the estimated fair value and carrying value of the Plan’s long-term debt was $5,554,000 and $5,142,000, respectively.

Unallocated Net Assets Available for Benefits: Unallocated net assets available for benefits represents the fair value of shares of McDonald’s common stock purchased through the ESOP which have not been released for allocation to participants’ accounts offset by the balance of the debt issued by the ESOP. Unallocated net assets available for benefits are reduced by the fair value of the shares as they are allocated to participants as Company matching contributions.

Payment of Benefits: Benefits are recorded at the time of payment.

Reclassifications: Some items in the prior year footnote disclosures were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net assets available for benefits or the prior year net increase in net assets available for benefits.

NOTE 3 - FULLY BENEFIT RESPONSIVE INVESTMENT CONTRACTS

The Plan investments include a Capital Preservation Fund, managed by GSAM Stable Value, LLC, which is a unitized fund established solely for the investment of assets of the Plan. The account is credited with earnings on the underlying investments and charged for Plan participant withdrawals and administrative expenses. The Capital Preservation Fund holds the Short Term Investment Fund (STIF) along with synthetic guaranteed investment contracts, which hold limited liability companies (LLC) and collective funds that invest in various fixed income securities. The STIF is valued at fair value amounting to $19,944,729 in 2017 and included on the ASC 820 fair value table in Note 2. The fair value of the limited liability companies is estimated using the Plan’s percentage ownership in the limited liability company based on the audited financial statements. These synthetic investment contracts are included in the financial statements at contract value except the STIF. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

The synthetic investment contracts within the Capital Preservation Fund specify certain conditions under which distributions from the contracts would be payable at amounts below contract value. Such circumstances may include the termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to terminate a synthetic investment contract in order to switch to a different investment advisor or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the synthetic investment contract issuer’s underwriting criteria for issuance of a clone contract. The contracts may also limit the circumstances under which an issuer may terminate a synthetic investment contract. Examples of circumstances which would allow an issuer to terminate the contract include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If any one of these events were to occur, the issuer may terminate the contract at the market value of the underlying investments. Currently, the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting rates of the contracts are based on agreed-upon formulas with the issuers, as defined in the contract agreements, but cannot be less than zero. The crediting rates are reviewed and reset on a monthly basis. The key factors that influence future crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions; transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contracts.

(Continued)
11.

McDONALD’S 401K PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 3 - FULLY BENEFIT RESPONSIVE INVESTMENT CONTRACTS (Continued)

In 2016 the Plan investments include a Stable Value Fund, managed by JPMorgan, which is a unitized fund established solely for the investment of assets of the Plan. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses. The Stable Value Fund holds synthetic guaranteed investment contracts, with collective funds, US treasuries, mortgage backed securities, corporate bonds and short-term investments as underlying investments. These synthetic investment contracts are included in the financial statements at contract value. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

The nonparticipant directed net assets of the Plan and changes therein consist of those reflected in the financial statements as “ESOP – Unallocated Account.”

NOTE 5 - NOTES PAYABLE

In September 1989, the Leveraged ESOP issued $200 million of 7.67% Guaranteed ESOP Notes, Series A, for 15 years with a final maturity of September 15, 2004. In April 1991, the Leveraged ESOP issued $100 million of 7.30% Guaranteed ESOP Notes, Series B, for 15 years with a final maturity of June 1, 2006. In November 1999, the Leveraged ESOP refinanced the outstanding debt for 19 years with a final maturity of July 15, 2018. The remaining outstanding ESOP Notes are loans directly between the ESOP and the Company. Principal and interest payments are made according to the applicable loan schedules. Dividends on the converted common stock and Company contributions are used to repay the loans.

The ESOP debt is collateralized by unallocated shares of McDonald’s common stock, valued at $19,762,136 at December 31, 2017. The Company has no recourse against the assets of the ESOP, except for such collateralized shares, cash contributions to ESOP, and earnings attributable to such collateralized shares or contributions. The unallocated shares of McDonald’s common stock may be released from collateral under certain circumstances without the consent of the Company.

Following are maturities of the ESOP debt for the next year (amounts in thousands):

	Series A Notes	Series B Notes	Total
2018	1,458	734	2,192

Total over remaining life of notes	$1,458	$734	$2,192

(Continued)
12.

McDONALD’S 401K PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the McDonald’s Corporation has the right under the Plan to discontinue its contributions at any time and the Company may terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

NOTE 7 - ADMINISTRATIVE FEES

The investment management and advisory fees applicable to each investment fund are netted against the related investment income before investment income is allocated to participants’ accounts. Fees for managed account services provided by an independent third-party are charged directly to participant accounts only for individuals that use this service. Revenue sharing received from investments in mutual funds is returned to participants invested in those funds. Administrative fees associated with the Plan are paid by the Company.

NOTE 8 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated September 24, 2013, that the Plan and related trust are designed, including amendments adopted through October 18, 2012, in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been restated, effective January 1, 2017, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they continue to believe that the Plan is qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.

NOTE 9 - TRANSACTIONS WITH PARTIES IN INTEREST

During 2017, the Plan received $36,799,592 in common stock dividends from the Company. The Leveraged ESOP loan discussed in Note 5, is intended to be an exempt loan under Section 408(b)(3) of ERISA and Section 4975(d)(3) of the IRC.

During 2017, fees totaling $2,744,000 were paid by the Plan to the managers of the investments held in the Plan and an advisor to Plan participants. These transactions qualify as party-in-interest transactions.

Certain Plan assets are held in participant loans or investments issued by The Northern Trust Company or State Street Bank and Trust Company, therefore these transactions qualify as party-in-interest. The Plan holds investments issued by various investment managers of the Plan; these qualify as party-in-interest. A portion of the Plan’s assets are also invested in Company stock. The Plan held 9,178,510 and 10,211,155 shares as of December 31, 2017 and 2016, respectively.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE 10 - RISKS AND UNCERTAINTIES

The Plan invests in various investments. Investments are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(Continued)
13.

McDONALD’S 401K PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 11 - FORM 5500 RECONCILIATION

Following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2017 and 2016 to net assets per the Form 5500 (amounts in thousands):

	2017	2016
Net assets available for benefits per the financial statements	$3,615,565	$3,151,620
Adjustment from contract value to fair value for fully benefit responsive investment contracts	(2,595)	(3,896)

Net assets per the Form 5500	$3,612,970	$3,147,724

Following is a reconciliation of the increase (decrease) in net assets available for benefits per the financial statements for the year ended December 31, 2017, to the net income per the Form 5500 (amounts in thousands):

Increase in net assets available for benefits per the financial statements	$463,945
Change in the adjustment from contract value to fair value for fully benefit responsive investment contracts at December 31, 2017	1,301

Net income per the Form 5500	$465,246

14.

MCDONALD’S CORPORATION, EIN 36-2361282

MCDONALD’S 401K PLAN, PLAN NUMBER 001

PLAN YEAR END DECEMBER 31, 2017

FORM 5500, SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD AT END OF YEAR

(a)	(b)(c)	(d)	(e)
	IDENTITY OF ISSUER/DESCRIPTION	COST**	MARKET VALUE
	McDONALD’S CORPORATION COMMON STOCK
*	MC DONALDS CORP COM		29,432.52
*	MC DONALDS CORP COM	1,788,007.77	19,761,957.80
*	MC DONALDS CORP COM		1,130,714,284.44
*	MC DONALDS CORP COM		429,308,760.92
	SUBTOTAL - McDONALD’S CORPORATION COMMON STOCK		1,579,814,435.68

	ETF
*	ISHARES CORE S P 500 ETF		85,025,156.75
	SUBTOTAL - ETF		85,025,156.75

	McDONALD’S LOAN ASSETS
*	PARTICIPANT LOANS (4.25% - 5.25%)(2018-2021)		24,950,820.81
	SUBTOTAL - McDONALD’S LOAN ASSETS		24,950,820.81

	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
*	GOLDMAN SACHS ASSET MANAGEMENT INTERMEDIATE CORE FUND		118,913,312.22
	LOOMIS INTERMEDIATE GOV/CREDIT FUND		77,073,721.00
	WELLINGTON INTERMDIATE CORE PORTFOLIO		79,380,556.00
*	GOLDMAN SACHS ASSET MANAGEMENT TERM FUND 2017		1,375,484.41
*	GOLDMAN SACHS ASSET MANAGEMENT TERM FUND 2018		28,333,089.00
*	GOLDMAN SACHS ASSET MANAGEMENT TERM FUND 2019		28,320,022.37
*	GOLDMAN SACHS ASSET MANAGEMENT TERM FUND 2020		28,319,889.74
*	GOLDMAN SACHS ASSET MANAGEMENT TERM FUND 2021		26,942,785.58
	SUBTOTAL - SYNTHETIC GUARANTEED INVESTMENT CONTRACTS		388,658,860.32

	COLLECTIVE TRUSTS
*	MFB NT COLLECTIVE ALL COUNTRY WORLD EX-US IMI FUND – NON LENDING		116,197,877.38
*	MFB NT COLLECTIVE S&P 500 INDEX FUND – NON LENDING		358,984,635.59
*	MFO AON HEWITT GLOBAL EQUITY CLASS I		291,882,576.79
	MFO JPMORGAN CORE DIVERSIFIED COMMERCIAL PROPERTY FUND		90,187,960.34
*	MFO SSGA S&P 500 NON LENDING SER CL		32,248,279.50
*	MFO SSGA RUSSELL SMALL/MID CAP INDEX NL SERIES FUND CLASS A		13,676,814.03
*	MFO SSGA TUCKERMAN TAX EXEMPT REIT INDEX NON LENDING		713,051.10
*	NT COLLECTIVE EXTENDED EQUITY INDEX FD – NON LENDING		165,218,776.91
*	MFB NT COLLECTIVE AGGREGATE BOND INDEX FUND – NON LENDING		91,645,258.16
*	MFO AON HEWITT INCOME CLASS I		179,887,810.20
*	MFO AON HEWITT INFLATION STRATEGY CLASS I		36,054,755.94
*	MFO STATE STREET BLOOMBERG ROLL SELECT COMMODITY INDEX		29,248,563.68
*	MFO STATE STR BK & TR CO INVT FDS TX EXMPT RTMNT PLNS SSGA GLB EQTY		46,908,953.86
*	Northern Trust Company COLTV Short Term Invt Fd		55,619,965.94
	SUBTOTAL - COLLECTIVE TRUSTS		1,508,475,279.52

	OPTION CONTRACTS
	S&P WEEKLY INDEX OPTION CALL OPTION W/STK $2680.00 PER SHARE 03-JAN-2018		(9,000.00)
	S&P WEEKLY INDEX OPTION CALL OPTION W/STK $2690.00 PER SHARE 02-JAN-2018		(1,275.00)
	S&P WEEKLY INDEX OPTION CALL OPTION W/STK $2690.00 PER SHARE 05-JAN-2018		(5,940.00)
	S&P WEEKLY INDEX OPTION CALL OPTION W/STK $2690.00 PER SHARE 29-DEC-2017		(72.00)
	S&P WEEKLY INDEX OPTION CALL OPTION W/STK $2700.00 PER SHARE 08-JAN-2018		(3,150.00)
	S&P WEEKLY INDEX OPTION CALL OPTION W/STK $2715.00 PER SHARE 10-JAN-2018		(1,440.00)

15.

S&P WEEKLY INDEX OPTION CALL OPTION W/STK $2720.00 PER SHARE 19-JAN-2018	(4,930.00)
S&P WEEKLY INDEX OPTION CALL OPTION W/STK $2725.00 PER SHARE 17-JAN-2018	(2,160.00)
S&P WEEKLY INDEX OPTION CALL OPTION W/STK $2725.00 PER SHARE 22-JAN-2018	(3,520.00)
S&P WEEKLY INDEX OPTION CALL OPTION W/STK $2740.00 PER SHARE 16-JAN-2018	(765.00)
S&P WEEKLY INDEX OPTION PUT OPTION W/STK$2550.00 PER SHARE 26-DEC-2017	(85.00)
S&P WEEKLY INDEX OPTION PUT OPTION W/STK$2555.00 PER SHARE 22-DEC-2017	(80.00)
S&P WEEKLY INDEX OPTION PUT OPTION W/STK$2565.00 PER SHARE 27-DEC-2017	(90.00)
S&P WEEKLY INDEX OPTION PUT OPTION W/STK$2575.00 PER SHARE 03-JAN-2018	(1,080.00)
S&P WEEKLY INDEX OPTION PUT OPTION W/STK$2585.00 PER SHARE 02-JAN-2018	(595.00)
S&P WEEKLY INDEX OPTION PUT OPTION W/STK$2600.00 PER SHARE 05-JAN-2018	(2,430.00)
S&P WEEKLY INDEX OPTION PUT OPTION W/STK$2610.00 PER SHARE 08-JAN-2018	(3,960.00)
S&P WEEKLY INDEX OPTION PUT OPTION W/STK$2620.00 PER SHARE 10-JAN-2018	(7,020.00)
S&P WEEKLY INDEX OPTION PUT OPTION W/STK$2625.00 PER SHARE 12-JAN-2018	(9,360.00)
S&P WEEKLY INDEX OPTION PUT OPTION W/STK$2630.00 PER SHARE 17-JAN-2018	(13,680.00)
S&P WEEKLY INDEX OPTION PUT OPTION W/STK$2630.00 PER SHARE 22-JAN-2018	(16,000.00)
S&P WEEKLY INDEX OPTION PUT OPTION W/STK$2635.00 PER SHARE 19-JAN-2018	(17,340.00)
S&P WEEKLY INDEX OPTION PUT OPTION W/STK$2650.00 PER SHARE 16-JAN-2018	(16,150.00)
S&P 500 INDEX WEEKLY CALL OPTION W/STK $2720.00 PER SHARE 12-JAN-2018	(1,530.00)
S&P 500 INDEX WEEKLY PUT OPTION W/STK $2565.00 PER SHARE 29-DEC-2017	(90.00)
SUBTOTAL - OPTION CONTRACTS	(121,742.00)

INTEREST-BEARING CASH
United States dollar - Invested cash	564,035.08
SUBTOTAL - INTEREST-BEARING CASH	564,035.08

UNITED STATES TREASURIES
UNITED STATES TREAS BILLS 01-04-2018 DTD01/05/2017	7,999,496.00
UNITED STATES TREAS NTS DTD 02/28/2013 .75% DUE 02-28-2018 REG	3,077,104.80
UNITED STATES TREAS NTS DTD 06/30/2013 1.375% DUE 06-30-2018 REG	8,494,687.50
UNITED STATES TREAS NTS DTD 09/15/2015 1% DUE 09-15-2018 REG	7,662,701.20
SUBTOTAL - UNITED STATE TREASURIES	27,233,989.50

PENDING TRADES
United States dollar - Pending trade purchases	(648,739.27)
SUBTOTAL - PENDING TRADES	(648,739.27)

TOTAL ASSETS	3,613,952,096.29

*	Party in Interest
**	Historical cost is disclosed only for nonparticipant directed investments

16.

EXHIBITS

Exhibit Number	Description of Exhibit

23.1	Consent of Crowe Horwath, LLP Independent Registered Public Accounting Firm

17.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

McDonald’s 401K Plan

Dated: June 27, 2018	By:	/s/ David Carroll
	Name:	David Carroll
	Title:	Corporate Vice President – Global Total Rewards

18.